SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

VELOCITY EXPRESS CORPORATION
    f/k/a United Shipping & Technology, Inc.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

          92257T103
(CUSIP Number)

                July 19, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

SCHEDULE 13G

CUSIP No.:92257T103	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew K. Boszhardt, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,579,479* 0 1,579,479* 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,479*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%

12	TYPE OF REPORTING PERSON* IN

* Includes immediately exercisable warrants to purchase up to 124,999 shares of common stock and 72,724 shares of the Company's Series F Convertible Preferred Stock, each share of which may be converted at any time into 20 shares of common stock.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:92257T103	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix Capital Management, LLC (f/k/a Oscar Capital Management, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	592,295* 0 592,295* 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,295*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%

12	TYPE OF REPORTING PERSON* IA

* Includes immediately exercisable warrants to purchase up to 46,875 shares of common stock and 27,271 shares of the Company's Series F Convertible Preferred Stock, each share of which may be converted at any time into 20 shares of common stock.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:92257T103	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Fund (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	394,870* 0 394,870* 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,870*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%

12	TYPE OF REPORTING PERSON* 00

* Includes immediately exercisable warrants to purchase up to 31,250 shares of common stock and 18,181 shares of the Company's Series F Convertible Preferred Stock, each share of which may be converted at any time into 20 shares of common stock.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:92257T103	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Opportunistic Offshore Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	197,425* 0 197,425* 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,425*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%

12	TYPE OF REPORTING PERSON* 00

* Includes immediately exercisable warrants to purchase up to 15,625 shares of common stock and 9,090 shares of the Company's Series F Convertible Preferred Stock, each share of which may be converted at any time into 20 shares of common stock.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Velocity Express Corporation (f/k/a United Shipping & Technology, Inc.), a Utah corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive offices of the issuer are located at Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Minneapolis, Minnesota 55439.

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of business Office; Citizenship:

           The statement is being filed on behalf of the following (the “Reporting Persons”):

1.	Andrew K. Boszhardt, Jr. Neuberger Berman, LLC 605 Third Avenue, 36th Floor New York, NY 10158-3698 Mr. Boszhardt is a citizen of the United States.

2.	Felix Capital Management, LLC P.O. Box 1853 New York, NY 10156-1853 A Delaware limited liability company and a registered investment adviser.

3.

Oscar Fund (Cayman) Limited
c/o Goldman Sachs (Cayman) Trust, Limited
Harbour Centre, 2nd Floor
North Church Street
P.O. Box 896 GT
Grand Cayman, Cayman Islands
B.W.I.

An exempt company incorporated under the companies law (1995 revision) of the Cayman Islands, British West Indies.

4.

Oscar Opportunistic Offshore Fund Limited
c/o Maples & Calder
P.O. Box 309, Ugland House
South Church Street, Georgetown
Grand Cayman, Cayman Islands
B.W.I.

An exempt company incorporated under the companies law (1995 revision) of the Cayman Islands, British West Indies.

Item 2(d). Title of Class of Securities:

The common stock of Velocity Express Corporation (f/k/a United Shipping & Technology, Inc.) (the "Common Stock").

Item 2(e). CUSIP Number:

92257T103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[x] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);;

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 1,579,479 (including 1,454,480 shares of Common Stock issuable upon conversion of the Series F Convertible Preferred Stock and 124,999 shares of Common Stock issuable upon exercise of the warrants).

(b)

Percent of class: 8.4% (based on 17,146,000 shares of Common Stock outstanding on November 23, 2001, 1,454,480 shares of Common Stock issuable upon conversion of the Series F Convertible Preferred Stock held by the Reporting Persons and 124,999 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons).

(c)	Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote 1,579,479 (including 1,454,480 shares of Common Stock issuable upon conversion of the Series F Convertible Preferred Stock and 124,999 shares of Common Stock issuable upon exercise of the warrants).

(ii) Shared power to vote or to direct the vote 0.

(iii)   Sole power to dispose or to direct the disposition of 1,579,479 (including 1,454,480 shares of Common Stock issuable upon conversion of the Series F Convertible Preferred Stock and 124,999 shares of Common Stock issuable upon exercise of the warrants).

(iv) Shared power to dispose or to direct the disposition of 0.

Felix Capital Management, LLC (f/k/a Oscar Capital Management, LLC) (“Felix Capital”) acts as investment adviser to Oscar Fund (Cayman) Limited and Oscar Opportunistic Offshore Fund Limited. Felix Capital is responsible for determinations as to voting, purchases and sales, and therefore has sole voting and dispositive power with respect to and therefore is deemed to beneficially own securities beneficially owned by Oscar Fund (Cayman) Limited and Oscar Opportunistic Offshore Fund Limited. Mr. Boszhardt is the Chief Investment Officer of Felix Capital, responsible for determinations as to voting, purchases and sales, and therefore has sole voting and dispositive power with respect to and therefore is deemed to beneficially own securities beneficially owned by Felix Capital, Oscar Fund (Cayman) Limited and Oscar Opportunistic Offshore Fund Limited. Felix Capital beneficially owns an aggregate of 592,295 shares of Common Stock, 545,420 of these shares are in the form of currently convertible Series F Convertible Preferred Stock and 46,875 of these shares are in the form of currently exercisable warrants. These shares equal 3.2% of the outstanding Common Stock on a diluted basis. Oscar Fund (Cayman) Limited beneficially owns an aggregate of 394,870 shares of Common Stock, 363,620 of these shares are in the form of currently convertible Series F Convertible Preferred Stock and 31,250 of these shares are in the form of currently exercisable warrants. These shares equal 2.1% of the outstanding Common Stock on a diluted basis. Oscar Opportunistic Offshore Fund Limited beneficially owns an aggregate of 197,425 shares of Common Stock, 181,800 of these shares are in the form of currently convertible Series F Convertible Preferred Stock and 15,625 of these shares are in the form of currently exercisable warrants. These shares equal 1.1% of the outstanding Common Stock on a diluted basis. Mr. Boszhardt also has sole voting and dispositive power with respect to 987,184 shares of Common Stock which he owns personally, 909,060 of these shares are in the form of currently convertible Series F Convertible Preferred Stock and 78,124 of these shares are in the form of currently exercisable warrants. Mr. Boszhardt therefore, beneficially owns an aggregate of 1,579,479, 1,454,480 of these shares are in the form of currently convertible Series F Convertible Preferred Stock and 124,999 of these shares are in the form of currently exercisable warrants. These shares equals 8.4% of the outstanding Common Stock on a diluted basis.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

          NOT APPLICABLE.

Item 9. Notice of Dissolution of Group:

          NOT APPLICABLE.

Item 10. Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001	ANDREW K. BOSZHARDT JR.

/s/ Andrew K. Boszhardt Jr.
Name: Andrew K. Boszhardt Jr.
Title:

FELIX CAPITAL MANAGEMENT, LLC

/s/ Anthony Scaramucci
Name: Anthony Scaramucci
Title: President

OSCAR FUND (CAYMAN) LIMITED

/s/ Anthony Scaramucci
Name: Anthony Scaramucci
Title: Director

OSCAR OPPORTUNISTIC OFFSHORE
FUND LIMITED

/s/ Anthony Scaramucci
Name: Anthony Scaramucci
Title: Director